                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A
                                (Amendment No. 2)

                    Under the Securities Exchange Act of 1934

                               Wegener Corporation
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                         (Title of Class of Securities)

                                    948595104
                                 (CUSIP Number)

                            John W. Kauffman, Esquire
                                Duane Morris LLP
                              30 South 17th Street
                 Philadelphia, PA 19103; telephone: 215-979-1227
                 (Name, Address, and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                October 20, 2005
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f), or 240.13d-1(g), check the following box. [X]

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

SCHEDULE 13D

---------------------
CUSIP No. 948595104
---------------------

--------------------------------------------------------------------------------
1 NAME OF REPORTING PERSON/I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

     Henry Partners, L.P.
     I.R.S. I.D. No. 23-2888396

--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [X]
                                                                         (b) [ ]

--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (See Instructions)

     WC

--------------------------------------------------------------------------------
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

     N/A

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

--------------------------------------------------------------------------------
               7   SOLE VOTING POWER

                   678,000 shares
               -----------------------------------------------------------------
  NUMBER OF    8   SHARED VOTING POWER
   SHARES
BENEFICIALLY       -0-
  OWNED BY     -----------------------------------------------------------------
    EACH       9   SOLE DISPOSITIVE POWER
  REPORTING
   PERSON          678,000 shares
    WITH       -----------------------------------------------------------------
               10  SHARED DISPOSITIVE POWER

                   -0-
--------------------------------------------------------------------------------

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     678,000 shares

--------------------------------------------------------------------------------
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (See Instructions)

     N/A

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     5.4%

--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     PN

--------------------------------------------------------------------------------

---------------------
CUSIP No. 948595104
---------------------

--------------------------------------------------------------------------------
1 NAME OF REPORTING PERSON/I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

     Matthew Partners, L.P.
     I.R.S. I.D. No. 23-3063303

--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [X]
                                                                         (b) [ ]

--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (See Instructions)

     WC

--------------------------------------------------------------------------------
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

     N/A

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

--------------------------------------------------------------------------------
               7   SOLE VOTING POWER

                   241,000 shares
               -----------------------------------------------------------------
  NUMBER OF    8   SHARED VOTING POWER
   SHARES
BENEFICIALLY       -0-
  OWNED BY     -----------------------------------------------------------------
    EACH       9   SOLE DISPOSITIVE POWER
  REPORTING
   PERSON          241,000 shares
    WITH       -----------------------------------------------------------------
               10  SHARED DISPOSITIVE POWER

                   -0-
--------------------------------------------------------------------------------

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     241,000 shares

--------------------------------------------------------------------------------
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (See Instructions)

     N/A

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     1.9%

--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     PN

--------------------------------------------------------------------------------

-------------------
CUSIP No. 948595104
-------------------

--------------------------------------------------------------------------------
1 NAME OF REPORTING PERSON/I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

     Henry Investment Trust, L.P.
     I.R.S. I.D. No. 23-2887157

--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (See Instructions)

     WC

--------------------------------------------------------------------------------
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

     N/A

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Pennsylvania

--------------------------------------------------------------------------------
               7   SOLE VOTING POWER

                   919,000 shares*
               -----------------------------------------------------------------
  NUMBER OF    8   SHARED VOTING POWER
   SHARES
BENEFICIALLY       -0-
  OWNED BY     -----------------------------------------------------------------
    EACH       9   SOLE DISPOSITIVE POWER
  REPORTING
   PERSON          919,000 shares*
    WITH       -----------------------------------------------------------------
               10  SHARED DISPOSITIVE POWER

                   -0-
--------------------------------------------------------------------------------

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     919,000 shares

--------------------------------------------------------------------------------
12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

     N/A

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     7.3%*

--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     PN

--------------------------------------------------------------------------------

* NOTE: Henry Investment Trust, L.P. is the sole general partner of each of Henry Partners, L.P. and Matthew Partners, L.P. See Item 2 of this Schedule 13D/A.

-------------------
CUSIP No. 948595104
-------------------

--------------------------------------------------------------------------------
1 NAME OF REPORTING PERSON/I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

     David W. Wright

--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [X]
                                                                         (b) [ ]

--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (See Instructions)

     WC

--------------------------------------------------------------------------------
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

     N/A

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America

--------------------------------------------------------------------------------
               7   SOLE VOTING POWER

                   919,000 shares*
  NUMBER OF    -----------------------------------------------------------------
   SHARES      8   SHARED VOTING POWER
BENEFICIALLY
  OWNED BY         -0-
    EACH       -----------------------------------------------------------------
  REPORTING    9   SOLE DISPOSITIVE POWER
   PERSON
    WITH           919,000 shares*
               -----------------------------------------------------------------
               10  SHARED DISPOSITIVE POWER

                   -0-
--------------------------------------------------------------------------------

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     919,000 shares

--------------------------------------------------------------------------------
12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

     N/A

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     7.3%*

--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     IN

--------------------------------------------------------------------------------

* NOTE: David W. Wright is the President of Canine Partners, LLC, which is the sole general partner of Henry Investment Trust, L.P. Henry Investment Trust, L.P. is the sole general partner of each of Henry Partners, L.P. and Matthew Partners, L.P. See Item 2 of this Schedule 13D/A.

-------------------
CUSIP NO. 948595104
-------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     /I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

     Jeffrey J. Haas

--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [X]
                                                                         (b) [ ]

--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (See Instructions)

     N/A

--------------------------------------------------------------------------------
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

     N/A

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America

--------------------------------------------------------------------------------
               7   SOLE VOTING POWER

                   -0-*
               -----------------------------------------------------------------
  NUMBER OF    8   SHARED VOTING POWER
   SHARES
BENEFICIALLY       -0-*
  OWNED BY     -----------------------------------------------------------------
    EACH       9   SOLE DISPOSITIVE POWER
  REPORTING
   PERSON          -0-*
    WITH       -----------------------------------------------------------------
               10  SHARED DISPOSITIVE POWER

                   -0-*
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     -0-*

--------------------------------------------------------------------------------
12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

     N/A

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     N/A*

--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     IN

--------------------------------------------------------------------------------

* NOTE: Jeffrey J. Haas is a member of the group solely by reason of his entering into the Joint Filing and Solicitation Agreement dated as of October 20, 2005, and he disclaims beneficial ownership of the shares of Wegener held by the other members of the group.

     The following constitutes Amendment No. 2 to the Schedule 13D filed by Henry Partners, L.P., Matthew Partners, L.P. and Henry Investment Trust, L.P. with the Securities and Exchange Commission on August 26, 2005, as amended by Amendment No. 1 filed on September 29, 2005.

Item 1. Security and Issuer.

     This statement relates to shares of the common stock, $.01 par value per share (the "Shares"), of Wegener Corporation (the "Issuer"). The principal executive offices of the Issuer are located at 11350 Technology Circle, Duluth, Georgia 30097.

Item 2. Identity and Background.

     (a) - (c)

     This Statement is filed jointly by Henry Partners, L.P. ("Henry"), Matthew Partners, L.P. ("Matthew") and Henry Investment Trust, L.P. ("HIT"), David W. Wright and Jeffrey J. Haas. Each of the foregoing is referred to as a "Reporting Person" and collectively as the "Reporting Persons."

     Henry and Matthew are private investment funds. HIT is the sole General Partner of each of Henry and Matthew. David W. Wright is the investment manager of each of Henry and Matthew and is the President of Canine Partners, LLC ("Canine"), the General Partner of HIT. Investment decisions made on behalf of Henry and Matthew are made primarily through their General Partner and David W. Wright. The principal business address of each of Henry, Matthew, HIT and Mr. Wright (the "Henry Reporting Persons") is 255 South 17th Street, Suite 2501, Philadelphia, PA 19103.

     The principal occupation of Jeffrey J. Haas is Professor of Law at The New York Law School. The business address of Professor Haas is The New York Law School, 57 Worth Street, New York, New York 10013.

     Each of the Reporting Persons is a party to the Joint Filing and Solicitation Agreement dated as of October 20, 2005 (the "Joint Filing and Solicitation Agreement") as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D pursuant to this Amendment No. 2.

     (d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) None of the Reporting Persons has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Henry and Matthew are Delaware limited partnerships. HIT is a Pennsylvania limited partnership. Canine is a Pennsylvania limited liability company, and David W. Wright is a citizen of the United States. Jeffrey J. Haas is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration.

     The aggregate purchase price of the 678,000 Shares owned by Henry is $962,692, and the aggregate purchase price of the 241,000 Shares owned by Matthew is $323,830. Shares owned by Henry and Matthew were acquired with the funds of each respective partnership.

Item 4. Purpose of the Transaction.

     Henry and Matthew purchased the Shares based on the Henry Reporting Persons' belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Henry Reporting Persons and the availability of Shares at prices that would make the purchase of additional Shares desirable, the Henry Reporting Persons may increase their position in the Issuer through, among other things, the purchase of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Henry Reporting Persons may deem advisable.

     No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D/A, except as set forth herein or such as would occur upon completion of any of the actions discussed herein.

     The Henry Reporting Persons have conveyed their concerns about the Issuer's operating results and corporate governance to the Issuer's independent directors. Separately, Henry has submitted a stockholder proposal to the Issuer in accordance with Rule 14a-8 under the Securities Exchange Act of 1934 for presentation to the stockholders of the Issuer at its next annual meeting of stockholders.

     On September 29, 2005, the Henry Reporting Persons sent a letter to the Board of Directors of the Issuer regarding Mr. Wright's conversations with representatives of the Issuer, Mr. Wright's offer to serve on the Board of Directors of the Issuer and the lack of acceptable responses from the Issuer. The letter also states that the Henry Reporting Persons have retained the proxy solicitation firm of MacKenzie Partners, Inc. to provide strategic advice. A copy of this letter was attached as an exhibit to Amendment No. 1 to Schedule 13D filed on September 29, 2005. Also, one of the Henry Reporting Persons, Henry Partners, L.P., delivered a written demand requesting that the Issuer furnish it with a list of the Issuer's stockholders and other documents.

     On October 21, 2005, Henry delivered a letter to the Issuer, a copy of which is attached as an exhibit to this Amendment No. 2 and incorporated herein by reference, to nominate David W. Wright and Jeffrey J. Haas (collectively, the "Nominees"), as set forth therein, for election to the Issuer's Board of Directors as Class II directors at the Issuer's 2006 annual meeting of stockholders scheduled to be held during the month of January 2006, or any other meeting of stockholders of the Issuer held in lieu thereof, and any adjournments, postponements, reschedulings or continuations thereof (the "Annual Meeting").

     Each of the Henry Reporting Persons intends to review its investment in the Issuer on a continuing basis and continue to attempt to engage in discussions with management and the Board of Directors of the Issuer concerning the business, operations, corporate governance and future plans of the Issuer. Depending on various factors including, without limitation, the Issuer's financial position and investment strategy, the price levels of the Shares, conditions in the securities market and general economic and industry conditions, the Henry Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, communicating privately or publicly with other stockholders, the Issuer's Board of Directors or other persons, seeking Board representation, making proposals to the Issuer concerning the capitalization and operations of the Issuer, purchasing additional Shares or selling some or all of their Shares or changing their intention with respect to any and all matters referred to in this Item 4.

Item 5. Interest in Securities of the Issuer.

     (a)-(b)

     The aggregate percentage of Shares reported owned by each person named herein is based upon 12,575,051 Shares outstanding, which is the total number of Shares outstanding as reported in the Issuer's Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2005.

     As of October 20, 2005, Henry beneficially owned 678,000 Shares, constituting approximately 5.4% of the Shares outstanding, and Matthew beneficially owned 241,000 Shares, constituting approximately 1.9% of the Shares outstanding. Mr. Wright, as President of Canine, as the sole general partner of HIT, as the sole general partner of each of Henry and Matthew, has the authority to vote and dispose of such Shares.

     Currently, Professor Haas does not beneficially own any Shares, except for his membership in the group with Henry, Matthew, HIT and Mr. Wright, and he expressly disclaims beneficial ownership of the Shares owned by the other members of the group.

     (c) The following is a list of all transactions in the Issuer's Shares during the past sixty days by the Reporting Persons. All of such transactions were effected in the open market.

                                       No. of Shares   Purchase Price
Name of Purchaser   Date of Purchase     Purchased        Per Share
-----------------   ----------------   -------------   --------------
     Henry              8/24/2005          15,000           $1.31
     Henry              8/25/2005          15,000           $1.33
     Henry              9/20/2005          16,000           $1.36
     Henry              9/21/2005          21,600           $1.39
     Henry             10/12/2005          10,900           $1.51
     Henry             10/13/2005           7,000           $1.58
     Matthew            8/24/2005           5,000           $1.31
     Matthew            8/25/2005           5,000           $1.33
     Matthew            9/20/2005           5,500           $1.36
     Matthew            9/21/2005           3,400           $1.39
     Matthew           10/20/2005           7,000           $1.48

     (d) No person other than the Reporting Persons, except for Professor Haas, is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such Shares.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     On October 20, 2005, the Reporting Persons entered into the Joint Filing and Solicitation Agreement, a copy of which is attached as an exhibit to this Amendment No. 2 and incorporated herein by reference, in which, among other things, (i) the Reporting Persons agreed to the joint filing on behalf of each of them of statement on Schedule 13D with respect to the Shares, (ii) the parties agreed to solicit proxies or written consents for the election of the Nominees, or any other person(s) nominated by Henry to the Issuer's Board of Directors at the Annual Meeting (the "Solicitation"), and (iii) each of Henry and Matthew agreed to bear all expenses incurred in connection with the Reporting Persons' activities, including approved expenses incurred by any of the parties in connection with the Solicitation, in amounts to be mutually agreed upon by Henry and Matthew.

Item 7. Material To Be Filed As Exhibits.

     Exhibit 3. Nomination Letter from Henry Partners, L.P. to Wegener Corporation, together with the Joint Filing and Solicitation Agreement attached thereto as Exhibit B.

SIGNATURE

     After reasonable inquiry and to the best of the undersigneds' knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                        HENRY PARTNERS, L.P., by its General
                                        Partner, HENRY INVESTMENT TRUST, L.P.,
                                        by its General Partner, CANINE PARTNERS,
                                        LLC


Date: October 21, 2005                  By: /s/ David W. Wright
                                            ------------------------------------
                                            David W. Wright,
                                            President


                                        MATTHEW PARTNERS, L.P., by its General
                                        Partner, HENRY INVESTMENT TRUST, L.P.,
                                        by its General Partner, CANINE PARTNERS,
                                        LLC


Date: October 21, 2005                  By /s/ David W. Wright
                                           -------------------------------------
                                           David W. Wright,
                                           President


                                        HENRY INVESTMENT TRUST, L.P., by its
                                        General Partner, CANINE PARTNERS, LLC


Date: October 21, 2005                  By: /s/ David W. Wright
                                            ------------------------------------
                                            David W. Wright,
                                            President


Date: October 21, 2005                  /s/ David W. Wright
                                        ----------------------------------------
                                        David W. Wright


Date: October 21, 2005                  /s/ Jeffrey J. Haas
                                        ----------------------------------------
                                        Jeffrey J. Haas